Exhibit 99.1

Bilibili Inc. Announces First Quarter 2025 Financial Results

SHANGHAI, China, May 20, 2025 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Highlights:

•	Total net revenues were RMB7.00 billion (US$965.1 million), representing an increase of 24% year over year.

•	Advertising revenues were RMB2.00 billion (US$275.3 million), representing an increase of 20% year over year.

•	Mobile games revenues were RMB1.73 billion (US$238.6 million), representing an increase of 76% year over year.

•	Gross profit was RMB2.54 billion (US$349.9 million), representing an increase of 58% year over year. Gross profit margin reached 36.3%, improving from 28.3% in the same period of 2024.

•	Net loss was RMB10.7 million (US$1.5 million), narrowing by 99% year over year.

•	Adjusted net profit[1] was RMB361.5 million (US$49.8 million), compared with an adjusted net loss of RMB455.9 million in the same period of 2024.

•	Operating cash flow was RMB1.30 billion (US$179.4 million), compared with RMB637.7 million in the same period of 2024.

•	Average daily active users (DAUs) were 106.7 million, compared with 102.4 million in the same period of 2024.

“We kicked off 2025 with strong financial results and healthy community metrics in the first quarter,” said Mr. Rui Chen, Chairman and Chief Executive Officer of Bilibili. “Our DAUs reached 107 million, while MAUs hit a new high of 368 million. As our user base matured—with the average age rising to 26 in 2025—users remained highly engaged and demonstrated growing spending power. Average daily time spent per user hit a record of 108 minutes, and our monthly paying users reached an all-time high of 32 million. With the increasing value of our users and improved monetization efficiency, our total net revenues for the first quarter grew 24% year over year to RMB7.0 billion. Building on this strong momentum, we will continue to unlock the potential of our community by offering more efficient and enhanced commercial solutions. As the go-to video platform for premium content and a vibrant creative culture, Bilibili is uniquely positioned to capture emerging opportunities and sustain long-term growth.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “In the first quarter, we accelerated revenue growth and expanded our margins. This was driven by outstanding performances from our high-margin advertising and games businesses, which grew by 20% and 76% year over year, respectively. Gross profit increased by 58% year over year, with our gross profit margin rising to 36.3%, up from 28.3% in the same period last year. Supported by our robust topline and margin gains, we sustained an adjusted net profit of RMB361.5 million. Our virtuous operating cycle continues to drive robust operating cash flow, generating RMB1.30 billion in the quarter. Moving forward, we will continue to focus on profitable growth by scaling our business and community through efficient, sustainable operations, and delivering long-term value to our shareholders.”

First Quarter 2025 Financial Results

Total net revenues. Total net revenues were RMB7.00 billion (US$965.1 million), representing an increase of 24% from the same period of 2024.

Value-added services (VAS). Revenues from VAS were RMB2.81 billion (US$386.9 million), representing an increase of 11% from the same period of 2024, mainly attributable to increased revenues from live broadcasting and other value-added services.

Advertising. Revenues from advertising were RMB2.00 billion (US$275.3 million), representing an increase of 20% from the same period of 2024, mainly attributable to strong revenue growth in performance-based advertising.

Mobile games. Revenues from mobile games were RMB1.73 billion (US$238.6 million), representing an increase of 76% from the same period of 2024, mainly attributable to the strong performance of the Company’s exclusively licensed game, San Guo: Mou Ding Tian Xia.

IP derivatives and others. Revenues from IP derivatives and others were RMB467.1 million (US$64.4 million), representing a decrease of 4% from the same period of 2024.

Cost of revenues. Cost of revenues was RMB4.46 billion (US$615.2 million), representing an increase of 10% from the same period of 2024. The increase was mainly due to higher revenue-sharing costs and was partially offset by lower content costs. Revenue-sharing costs, a key component of cost of revenues, were RMB2.67 billion (US$368.1 million), representing an increase of 19% from the same period of 2024, mainly due to an increase in mobile games-related revenue-sharing costs.

Gross profit. Gross profit was RMB2.54 billion (US$349.9 million), representing an increase of 58% from the same period of 2024, mainly attributable to the growth in total net revenues and relatively stable costs related to platform operations as the Company enhanced its monetization efficiency.

Total operating expenses. Total operating expenses were RMB2.52 billion (US$347.8 million), representing an increase of 4% from the same period of 2024.

Sales and marketing expenses. Sales and marketing expenses were RMB1.17 billion (US$160.8 million), representing a 26% increase from the same period of 2024. The increase was primarily attributable to one-off marketing expenses related to the Company’s partnership with CCTV for the 2025 Spring Festival Gala as the exclusive bullet chat live broadcasting and content platform, as well as higher year-over-year promotion expenses for the Company’s exclusively licensed game, San Guo: Mou Ding Tian Xia.

General and administrative expenses. General and administrative expenses were RMB515.6 million (US$71.1 million), representing a decrease of 3% compared with the same period of 2024.

Research and development expenses. Research and development expenses were RMB841.5 million (US$116.0 million), representing a 13% decrease from the same period of 2024. The decrease was mainly attributable to improved research and development efficiency.

Profit/(loss) from operations. Profit from operations was RMB15.0 million (US$2.1 million), compared with a loss of RMB818.6 million from the same period of 2024.

Adjusted profit/(loss) from operations1. Adjusted profit from operations was RMB342.5 million (US$47.2 million), compared with an adjusted loss from operations of RMB512.2 million from the same period of 2024.

Total other (expenses)/income, net. Total other expenses were RMB14.1 million (US$1.9 million), compared with total other income of RMB55.5 million in the same period of 2024.

Income tax expense. Income tax expense was RMB11.6 million (US$1.6 million), compared with RMB1.6 million in the same period of 2024.

Net loss. Net loss was RMB10.7 million (US$1.5 million), narrowing by 99% year over year.

Adjusted net profit/(loss)1. Adjusted net profit was RMB361.5 million (US$49.8 million), compared with an adjusted loss of RMB455.9 million in the same period of 2024.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted net loss per share were RMB0.02 (US$0.00) each, compared with basic and diluted net loss per share of RMB1.80 each in the same period of 2024. Adjusted basic and diluted net profit per share were RMB0.86 (US$0.12) and RMB0.85 (US$0.12), respectively, compared with an adjusted basic and diluted net loss per share of RMB1.06 each in the same period of 2024.

Net cash provided by operating activities. Net cash provided by operating activities was RMB1.30 billion (US$179.4 million), compared with RMB637.7 million in the same period of 2024.

Cash and cash equivalents, time deposits and short-term investments. As of March 31, 2025, the Company had cash and cash equivalents, time deposits and short-term investments of RMB17.40 billion (US$2.40 billion).

Convertible Senior Notes. As of March 31, 2025, the aggregate outstanding principal amount of April 2026 Notes, 2027 Notes and December 2026 Notes was US$13.4 million (RMB96.2 million).

Changes in Board Committees

The Company’s board of directors (the “Board”) approved the separation of the Nominating and Corporate Governance Committee into two distinct committees. Effective from May 20, 2025, the Nomination Committee and the Corporate Governance Committee will each operate under separate charters with defined functions and responsibilities. The Nomination Committee will comprise Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Ms. Ni Li, with Mr. JP Gan serving as chairperson. The Corporate Governance Committee will comprise Mr. JP Gan, Mr. Eric He and Mr. Feng Li, with Mr. JP Gan serving as chairperson. Charters of each communitee will be published on the Company’s investor relations website at http://ir.bilibili.com and The Stock Exchange of Hong Kong Limited website at www.hkexnews.hk.

[1]

Adjusted profit/(loss) from operations, adjusted net profit/(loss), and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 20, 2025 (8:00 PM Beijing/Hong Kong Time on May 20, 2025). Details for the conference call are as follows:

Event Title:     Bilibili Inc. First Quarter 2025 Earnings Conference Call

Registration Link:   https://register-conf.media-server.com/register/BI04e567ee2b7348e0beae7ceee48ae878

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted profit/(loss) from operations, adjusted net profit/(loss), adjusted net profit/(loss) per share and per ADS, basic and diluted and adjusted net profit/(loss) attributable to the Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, and gain/loss on repurchase of convertible senior notes. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore, may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2567 to US$1.00, the exchange rate on March 31, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2024	2024	2025
	RMB	RMB	RMB
Net revenues:
Value-added services (VAS)	2,528,909	3,083,071	2,807,340
Advertising	1,668,584	2,388,673	1,997,635
Mobile games	982,810	1,797,537	1,731,155
IP derivatives and others	484,297	464,880	467,118

Total net revenues	5,664,600	7,734,161	7,003,248
Cost of revenues	(4,059,240)	(4,945,945)	(4,464,150)
Gross profit	1,605,360	2,788,216	2,539,098
Operating expenses:
Sales and marketing expenses	(927,059)	(1,236,593)	(1,166,975)
General and administrative expenses	(531,777)	(505,861)	(515,638)
Research and development expenses	(965,120)	(919,321)	(841,477)

Total operating expenses	(2,423,956)	(2,661,775)	(2,524,090)

(Loss)/profit from operations	(818,596)	126,441	15,008
Other income/(expenses):
Investment loss, net (including impairments)	(21,249)	(283,191)	(62,203)
Interest income	133,207	110,150	94,173
Interest expense	(31,574)	(19,986)	(32,571)
Exchange (losses)/gains	(58,060)	10,529	(11,659)
Debt extinguishment loss	(20,980)	(17,649)	—
Others, net	54,183	139,107	(1,837)

Total other income/(expenses), net	55,527	(61,040)	(14,097)

(Loss)/profit before income tax expenses	(763,069)	65,401	911
Income tax (expense)/benefit	(1,562)	23,533	(11,588)

Net (loss)/profit	(764,631)	88,934	(10,677)
Net loss attributable to noncontrolling interests	16,086	1,026	1,575

Net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(748,545)	89,960	(9,102)
Net (loss)/profit per share, basic	(1.80)	0.22	(0.02)
Net (loss)/profit per ADS, basic	(1.80)	0.22	(0.02)
Net (loss)/profit per share, diluted	(1.80)	0.21	(0.02)
Net (loss)/profit per ADS, diluted	(1.80)	0.21	(0.02)
Weighted average number of ordinary shares, basic	415,274,340	417,829,038	420,086,397
Weighted average number of ADS, basic	415,274,340	417,829,038	420,086,397
Weighted average number of ordinary shares, diluted	415,274,340	424,208,294	420,086,397
Weighted average number of ADS, diluted	415,274,340	424,208,294	420,086,397

The accompanying notes are an integral part of press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2024	2024	2025
	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	13,677	25,350	23,996
Sales and marketing expenses	12,560	18,524	16,417
General and administrative expenses	157,824	137,513	144,497
Research and development expenses	80,525	113,649	105,855

Total	264,586	295,036	290,765

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	March 31,
	2024	2025
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	10,249,382	9,601,900
Time deposits	3,588,475	3,937,921
Restricted cash	50,000	50,950
Accounts receivable, net	1,226,875	1,007,515
Prepayments and other current assets	1,934,788	2,124,271
Short-term investments	2,706,535	3,856,835

Total current assets	19,756,055	20,579,392

Non-current assets:
Property and equipment, net	589,227	522,109
Production cost, net	1,851,207	1,753,344
Intangible assets, net	3,201,012	3,199,545
Goodwill	2,725,130	2,725,130
Long-term investments, net	3,911,592	3,919,494
Other long-term assets	664,277	581,476

Total non-current assets	12,942,445	12,701,098

Total assets	32,698,500	33,280,490

Liabilities
Current liabilities:
Accounts payable	4,801,416	4,983,062
Salary and welfare payables	1,599,482	1,200,571
Taxes payable	428,932	376,961
Short-term loan and current portion of long-term debt	1,571,836	1,818,124
Deferred revenue	3,802,307	3,848,682
Accrued liabilities and other payables	2,558,830	2,877,377

Total current liabilities	14,762,803	15,104,777

Non-current liabilities:
Long-term debt	3,264,153	3,264,089
Other long-term liabilities	567,631	531,276

Total non-current liabilities	3,831,784	3,795,365

Total liabilities	18,594,587	18,900,142

Total Bilibili Inc.’s shareholders’ equity	14,108,397	14,386,407
Noncontrolling interests	(4,484)	(6,059)

Total shareholders’ equity	14,103,913	14,380,348

Total liabilities and shareholders’ equity	32,698,500	33,280,490

BILIBILI INC.

Unaudited Selected Condensed Consolidated Cash Flows Data

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2024	2024	2025
	RMB	RMB	RMB
Net cash provided by operating activities	637,697	1,400,988	1,302,095

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2024	2024	2025
	RMB	RMB	RMB
(Loss)/profit from operations	(818,596)	126,441	15,008
Add:
Share-based compensation expenses	264,586	295,036	290,765
Amortization expense related to intangible assets acquired through business acquisitions	41,776	41,581	36,692

Adjusted (loss)/profit from operations	(512,234)	463,058	342,465

Net (loss)/profit	(764,631)	88,934	(10,677)
Add:
Share-based compensation expenses	264,586	295,036	290,765
Amortization expense related to intangible assets acquired through business acquisitions	41,776	41,581	36,692
Income tax related to intangible assets acquired through business acquisitions	(5,407)	(5,358)	(4,136)
(Gain)/loss on fair value change in investments in publicly traded companies	(13,186)	14,177	48,869
Loss on repurchase of convertible senior notes	20,980	17,649	—

Adjusted net (loss)/profit	(455,882)	452,019	361,513

Net loss attributable to noncontrolling interests	16,086	1,026	1,575

Adjusted net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(439,796)	453,045	363,088

Adjusted net (loss)/profit per share, basic	(1.06)	1.08	0.86
Adjusted net (loss)/profit per ADS, basic	(1.06)	1.08	0.86
Adjusted net (loss)/profit per share, diluted	(1.06)	1.07	0.85
Adjusted net (loss)/profit per ADS, diluted	(1.06)	1.07	0.85
Weighted average number of ordinary shares, basic	415,274,340	417,829,038	420,086,397
Weighted average number of ADS, basic	415,274,340	417,829,038	420,086,397
Weighted average number of ordinary shares, diluted	415,274,340	424,208,294	425,602,954
Weighted average number of ADS, diluted	415,274,340	424,208,294	425,602,954